Filed by Dendreon Corporation

(Commission File No. 000-30681)

Pursuant to Rule 165 and Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Corvas International, Inc.

Commission File No. 000-19732

This filing relates to the proposed acquisition (“Acquisition”) by Dendreon Corporation (“Dendreon”) of Corvas International, Inc. (“Corvas”) pursuant to the terms of an Agreement and Plan of Merger, dated as of February 24, 2003 (the “Merger Agreement”), by and among Dendreon, Seahawk Acquisition, Inc., Project Charger LLC and Corvas. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Dendreon on February 25, 2003, and is incorporated by reference into this filing.

Additional Information About the Acquisition and Where to Find It

Dendreon and Corvas intend to file with the Securities and Exchange Commission (“SEC”) a joint proxy statement/prospectus with respect to the acquisition and other relevant materials. INVESTORS AND SECURITY HOLDERS OF DENDREON AND CORVAS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DENDREON, CORVAS AND THE ACQUISITION. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Dendreon or Corvas with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.

In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by Dendreon by directing a request to: Dendreon Inc., 3005 First Avenue, Seattle, WA 98121, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Corvas by contacting Corvas Investor Relations at 3030 Science Park Road, San Diego CA 92121.

Dendreon, Corvas and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Dendreon and Corvas in favor of the acquisition. Information about the executive officers and directors of Dendreon and their ownership of Dendreon common stock is set forth in the proxy statement for Dendreon’s 2002 Annual Meeting of Shareholders, which was filed with the SEC on April 12, 2002. Information about the executive officers and directors of Corvas and their ownership of Corvas common stock is set forth in the proxy statement for Corvas’ 2002 Annual Meeting of Shareholders, which was filed with the SEC on April 26, 2002. Certain directors and executive officers of Corvas may have direct or indirect interests in the merger due to securities holdings, pre-existing or future indemnification arrangements, vesting of options, rights to severance payments if their employment is terminated following the merger. Additional information regarding Dendreon, Corvas, and the interests of their respective executive officers and directors in the acquisition will be contained in the joint proxy statement/prospectus regarding the acquisition.

Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the acquisition.

Forward-looking statements

Except for historical information contained herein, this news release contains forward-looking statements, including statements about future financial and operating results and Dendreon’s anticipated acquisition of Corvas. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties, particularly those risks and uncertainties inherent in the process of discovering, developing and commercializing drugs that are safe and effective for use as human therapeutics, that could cause actual results to differ materially from those described in the forward-looking statements.

Statements of expected synergies, accretion, timing of closing, execution of integration plans and management and organizational structure are all forward-looking statements. Risks and uncertainties include the possibility that the market for the sale of certain products may not develop as expected; that development of these products may not proceed as planned; the acquisition of Corvas does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed acquisition, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies or achieve planned synergies; reliance on key employees, especially senior management, risks related to Dendreon’s limited operating history, risks associated with completing Dendreon’s clinical trials, the risk that the results of one clinical trial will not be repeated in another clinical trial, the risk that the results of a clinical trial, including Phase III trials of Provenge, will not support applying for or approval of a biologics license by the FDA, the uncertainty of Dendreon’s future access to capital, the risk that Dendreon may not secure or maintain relationships with collaborators, and dependence on intellectual property; and other risks and uncertainties that are described in the reports filed by Dendreon and Corvas with the SEC, including their most recent quarterly reports on Form 10-Q. Further information on the risks and uncertainties that could affect Dendreon’s business, financial condition and results of operations are contained in Dendreon’s filings with the SEC, which are available at www.sec.gov.

The following is a transcript of a presentation made to members of the financial analyst community by conference call on February 25, 2003 by Christopher S. Henney, Chairman of Dendreon Corporation, Mitchell H. Gold, Chief Executive Officer of Dendreon Corporation, and Randall E. Woods, Chief Executive Officer of Corvas International, Inc.

DENDREON CORPORATION

February 25, 2003

7:30 a.m. CST

Coordinator

Good morning, and thank you, all, for holding. I’d like to remind all parties that they will be on a listen-only mode until today’s question and answer segment. Also, the conference call is being recorded at the request of Dendreon Corporation. If anyone has any objections, they may disconnect at this time. I would like to turn the call over to Martin Simonetti. Thank you, sir. You may begin.

M. Simonetti

Thank you and good morning. During the course of the call this morning we’ll be making some forward-looking statements, and while we’ll be using judgment in what we say, we can’t predict the future. Actual results may differ materially from those projected in our forward-looking statements.

I’d like to ask you to refer to our Safe Harbor statement in this morning’s press release and to the other factors that may affect our results of operations and financial conditions as disclosed in our quarterly report on Form 10-Q and other reports that we file with the SEC.

I’ll also ask you to pay particular attention to the risk factors mentioned in the release that address the risks associated with completing and integrating this acquisition.

I would now like to turn the call over to Christopher Henney, Chairman of the Board, Dendreon Corporation.

C. Henney

Thank you, Marty. Good morning to everyone. As you heard, I’m Chris Henney, the Chairman of Dendreon Corporation, and with me this morning is Mitchell Gold, the CEO of Dendreon, and Randall Woods, the CEO of Corvas.

This is an important day for Dendreon. In announcing our intended acquisition of Corvas, I believe we will take a very large step towards our goal of establishing Dendreon as a top-tier biotechnology company. We will have bigger programs, more critical R&D mass, and much larger cash reserves.

Dendreon already has, as many of you know, a leading product in the field of immunotherapy, Provenge, our proprietary vaccine for the treatment of prostate cancer. Provenge is the first cancer vaccine to have completed double-blind, randomized phase-three testing, and I firmly believe it will be the first cancer vaccine to come to market.

With the addition of the Corvas product pipeline, Dendreon’s new product opportunities will be considerably expanded. These will include Corvas’ leading product, recombinant NAPc2, which has already been widely tested clinically, and shows much promise. Additionally, Corvas has a world-class effort on serine proteases, and these compliment beautifully our recent small-molecule partnership with Genentech.

Collectively we will form a new and bigger Dendreon with the manpower and resources to perform on a much wider stage. Today Dendreon is moving to the next phase of its corporate growth and I believe this phase will represent a terrific opportunity for the shareholders of both companies.

I’d now like to call on Mitchell, who first saw the opportunity presented by this merger, to outline for you his vision.

M. Gold

Thanks, Chris. This is an enormously exciting time for Dendreon. We have gained considerable momentum in the latter half of 2002, as we announced results in our phase-three studies of Provenge. These results showed a significant delay in the time to objective disease progression and a significant delay in the onset of disease-related pain in men with asymptomatic androgen-independent prostate cancer with a Gleason score of seven and below.

The FDA recognized the significance of the 9901 data and our path forward for Provenge has never been more clear. In addition, we announced a major collaboration with Genentech around an important gene we discovered, Trp-p8, and we reported encouraging results on our phase-one program in breast cancer.

The strategic acquisition of Corvas today allows us to continue that momentum into 2003 and to create an exciting new Dendreon with increased product opportunities, expanded research capabilities, and a balance sheet that allows us to invest heavily in our future.

I was initially drawn to Corvas because of their oncology portfolio, particularly the serine protease cancer therapeutics program. As you might be aware, serine proteases are a class of enzymes that are highly relevant to prostate cancer, the most well-known of these being PSA, or prostate specific antigen.

After meeting Randy and becoming more familiar with all the company’s programs, I realized that there was a unique opportunity to bring together complementary therapeutic approaches, complementary product candidates, and complementary financial resources that combine to create a new company with enormous potential for success and value creation for both companies’ shareholders.

I think we are all aware that it takes more than powerful technology and promising product opportunities to build a top-tier biotechnology company. One of the differentiating factors of this acquisition is that the end result will be a company that has the financial resources to support the promise of its vast pipeline. In addition, with the strong balance sheet we will be well positioned to negotiate the best possible partnership for Provenge.

I now want to highlight several of the programs the combined organization will be moving forward. Let me focus first on our oncology programs. The most advanced product in the pipeline is Provenge, Dendreon’s therapeutic vaccine for the treatment of androgen-independent prostate cancer, which is currently in phase-three clinical trials.

We have presented what we believe are very exciting data from our first phase-three trial and earlier this week we reported long-term follow-up data on a patient who has had a durable remission of his prostate cancer for more than three and a half years following Provenge therapy.

Based on these data, we have worked closely with the FDA to amend our second phase-three trial, and as modified, this trial, D9902, will be a pivotal trial that is designed to support product approval. Men with late-stage prostate cancer have no therapeutic options and we believe that Provenge has enormous potential in this indication. Advancing this product candidate towards the market will remain our top priority.

The second program to emerge from our vaccine technology platform is APC8024, Dendreon’s investigational therapeutic vaccine for the treatment of breast, ovarian, and colon cancers. This vaccine targets Her2-neu, which is the target of Genentech’s highly successful treatment for breast cancer.

In our early phase-one studies we have shown the vaccine to be safe and to generate immunity that is in line with what we have witnessed with Provenge. In addition, we have seen that in three months’ time 45% of the patients had stable disease and one patient had a more than 50% reduction in her tumor volumes. We intend to finish the phase-one trial for this program in 2003 and are very excited about its future.

In addition, we have our Trp-p8 gene platform, which is the focus of Dendreon’s collaboration with Genentech. Trp-p8 is a trans-membrane voltage-gated ion channel that is expressed at high levels on a wide variety of cancer cells. We are using Trp-p8 as a target for developing antibodies, therapeutic vaccines, and small-molecule drugs for the treatment of cancer.

As you might recall, we have primary responsibility for this last approach in our Genentech collaboration. The Corvas team brings significant expertise in the field of medicinal chemistry and small-molecule research, and this expertise will greatly facilitate our small-molecule development efforts on the Trp-p8 target.

The Corvas portfolio of serine protease technologies encompasses serine protease-activated pro-drugs, monoclonal antibodies, and small-molecule serine protease inhibitors. The protease-activated cancer therapy program, known as PACT, is a technology about which we are very excited.

The PACT technology allows cytotoxic drugs to be targeted to cancer cells, thus sparing healthy tissue from the toxic affects of treatment. This strategy could significantly improve the side-effect profiles of many existing cytotoxic drugs and has a large market potential.

There also are a number of serine protease inhibitors, including monoclonal antibodies and small molecules, that have activity in a variety of cancer indications that complement Dendreon’s pre-clinical oncology programs. Serine proteases recently have been shown to play an important role in the growth and metastasis of tumors, and inhibiting their action may prove to be an important approach to treating cancer. As you can see, the synergies in our oncology programs are quite evident. Moving on now to Corvas’ lead clinical program.

Cardiovascular disease remains the number-one killer in the United States today, and an estimated 17 million people worldwide die of cardiovascular disease each year. NAPc2 is Corvas’ proprietary anticoagulant now in phase-two trials for acute coronary syndrome. Patients with acute coronary syndrome are traditionally given aspirin and Heparin to prevent the formation of blood clots and recent guidelines recommend the addition of anti-platelet agents to standard care.

These therapies, however, are not completely effective and as many as 15% of acute coronary syndrome patients will go on to experience a heart attack or death within 30 days of hospitalization. This creates a significant opportunity and medical need to develop new anti-coagulation agents.

NAPc2 has a novel mechanism of action. It inhibits the process of clot formation at the first step of the blood coagulation cascade. Intervening at the first step of the process may provide a more effective inhibition of clot formation and may enable therapies that act on downstream components of the cascade to work more efficiently. Thus, the addition of NAPc2 to standard therapy may significantly reduce the risk of subsequent heart attack or death in patients suffering from acute coronary syndrome.

NAPc2 has been administered to 500 patients, including those in a phase-two trial in patients who elected to undergo coronary angioplasty. Results indicated that NAPc2 is safe and well tolerated. Corvas has initiated a double-blind, placebo-controlled phase-two clinical trial of NAPc2 in acute coronary syndrome patients. This trial is being coordinated with the help of the prestigious TIMI Group, which has been performing clinical research in patients suffering from acute coronary syndrome since 1984.

The objective of the clinical program, referred to as the ANTHEM TIMI 32 Study, is to evaluate a safe and effective dose of NAPc2 in moderate to high-risk patients with acute coronary syndrome. The data we have seen so far on NAPc2 are very promising and the current trial will generate the additional data we need in order to establish an appropriate development plan for this exciting product opportunity.

In closing, combining Dendreon and Corvas provides us with the building blocks we need to create a top-tier biotechnology company and provides us with an enormously talented team of people, who have the ability and drive to make our vision for the future a reality. Succeeding in biotechnology requires many things, and I think it’s become clear over the past two years that one of the most important assets a company can have is a strong balance sheet.

We expect that at the time we complete the acquisition, the combined company will have over $110 million in cash, which will allow us to substantially invest in our programs and will provide leverage as we negotiate our Provenge partnership.

Under the terms of the agreement, each share of Corvas common stock will be exchanged for 0.45 shares of Dendreon’s common stock. Dendreon’s existing shareholders will own 68.6% of the combined company and Corvas’ existing shareholders will own 31.4% of the combined company.

We anticipate the closing will occur in the second quarter of 2003. Based on yesterday’s closing price of Dendreon stock, this values the transaction at approximately $72.9 million.

I’d like to take this opportunity to thank all of our shareholders, who have been so supportive of our effort to bring important products to the marketplace. I believe this transaction is an important step toward creating a successful and durable organization and will create increased value for both Dendreon and Corvas shareholders.

I would now like to turn the call over to Randy to share with you his thoughts on the combined company.

R. Woods

Thank you, Mitch. I agree that this acquisition is a great opportunity for stockholders of both Corvas and Dendreon. We believe in the promise of our phase-two NAPc2 program in cardiovascular disease and strong pre-clinical oncology franchise, including our activated pro-drug technology and serine protease inhibitors.

Moving forward, we believe that we are building a stronger company in two ways. First, we are increasing our ability to take new compounds into the clinic by combining Corvas’ pre-clinical programs in cancer and our proven medicinal chemistry expertise with Dendreon’s established clinical development knowledge.

Secondly, in combining each of our advanced clinical stage product pipelines and applying Dendreon’s experienced team to their development, we are creating greater stockholder value and increasing our opportunities to bring these drugs to market.

In joining forces with Dendreon, Corvas stockholders will share in a more diversified product pipeline, including Provenge, a phase-three product opportunity in the prostate cancer indication. We are also participating in the vaccine technology on which Provenge was developed, including APC8024, a phase-one program with potential application in a variety of cancer indications.

Additionally, we believe that Dendreon’s Trp-p8 gene platform, which is the focus of a major collaboration with Genentech, has significant potential. Those of you who have followed Corvas know that over the last year we were successful in realigning the company to focus resources on our most advanced and promising clinical programs in both oncology and cardiovascular disease.

At the same time, we sought opportunities to acquire complementary clinical programs to create more potential value for the company and our stockholders. Dendreon’s diverse technologies, advanced pipeline, and desire to bring valuable products to the patients who need them represents an attractive opportunity for Corvas.

As we did our due diligence, it was evident to us that Corvas and Dendreon complemented each other from a cultural and scientific standpoint. We both believe strongly in high-quality science, development of our people, and partnership with shareholders. As stated in the press release, our research facilities will be maintained at Corvas in San Diego, while leadership of the combined entity will be assumed by Dr. Mitchell Gold, currently CEO of Dendreon. Additional details of the nature of changes at the San Diego facility will be made available as they become known.

All of us involved in this transaction are excited about the product and technology opportunities it creates. We believe that with the personnel and expertise to navigate the market, the regulatory process, and the world of scientific discovery, and the cash resources to advance these programs, we are creating a company with uncommon strength across all aspects of its business, and a value that far exceeds the sum of its parts.

I would now like to turn the call back to Chris.

C. Henney

Thank you, Randy. Obviously, the time that we’ve had to discuss this important transaction has been limited this morning, but I hope you can begin to sense the source of our enthusiasm for this transaction. While the time has been brief, we will make a very concerted effort to give you all, in the near term, an opportunity to listen to this story in more depth.

We will be traveling to the East Coast tomorrow and the first of the items on our agenda will be the address to the BIO CEO meeting, which Mitchell will give on Thursday morning at 10:00 a.m. I would urge those of you who are able to do so to attend.

I think that finishes the brief presentation that we had for you. I’d like now to open the floor for questions.

Coordinator	Thank you. The first question comes from Mark Monane. Your line is open, sir.

M. Monane	Thank you. Good morning and congratulations on bringing two companies together for some tough challenges ahead in patient care.

M. Gold	Thanks, Mark. We appreciate you sitting in on the call this morning.

M. Monane

A couple of questions. Let me start with the basic. Can you outline the cash position of the combined companies? What dollars will be available for commercialization and development on ongoing projects?

M. Gold

Sure. Let me look at it mostly from a retrospective perspective and then a little bit on a go-forward basis. Retrospectively, if you look at our Q3 financials, the combined organization has in excess of $150 million in cash. At the time of closing, which we anticipate will occur in the second quarter of 2003, we anticipate that the combined organization will have well in excess of $110 million in cash.

As you may be aware, Corvas has a convertible note that we plan to pay off at the time of closing that has a $10 million principal value on it. The combined organization will have in excess of $110 million in working capital to invest in its clinical and pre-clinical programs.

M. Monane

Terrific. That was helpful. Let’s move to the clinical. Can you talk to us again about the status of the Provenge 9902 trial? What have you learned from the 9901 trial? What successes or lessons have you learned from the intellectual and scientific advances in cancer vaccines? How are you applying the cancer vaccine program into the commercialization strategy going forward?

M. Gold

Sure. As you are well aware, the phase-three studies of Provenge—and the first phase-three study is 9901—showed a significant benefit of Provenge in men with asymptomatic androgen-independent prostate cancer with a Gleason score of seven and below. In that study we showed a significant delay in the time to disease progression that achieved a P-value of 0.002 and a hazard ratio of 2.22.

In addition, we’ve shown a significant delay in the onset of disease-related pain that achieved a P-value of 0.019 and a more impressive hazard ratio of 2.6.

I think what is most interesting from the phase-three data of Provenge thus far has been the fact that over time, for example at six months, those patients who received Provenge have more than an 8.5-fold progression-free survival advantage compared to placebo. So we’ve gleaned information from that phase-three study and shared it with the agency.

We’ve made it public that we’ve modified our ongoing existing phase-three study, 9902, to only enroll men with a Gleason score of seven and below. That study, as modified, will serve as a pivotal study for Provenge registration.

M. Monane

Terrific. One more “big picture” type of question. I know that the news is quite new, but as you and Randy sit down, can you outline for us, please, what the companies can do together that they were not able to do before? What new opportunities and basically what new challenges lie ahead for the new Dendreon?

M. Gold

Sure. Let’s take the second part first, which is we’re well aware of the challenges that are accompanied by bringing two organizations together, and we don’t underestimate the challenges that we face ahead of us. I think we’re both lucky enough to be surrounded by very strong operational people that have had a lot of success, historically, in integrating companies like Corvas and Dendreon together.

That being said, I do think there’s a tremendous amount of opportunity, and, as Randy said, we’re really getting something that is much greater than the sum of the parts. Clearly, I think what was most interesting to Corvas here was the fact that they were partnering with a company that had a very strong balance sheet and that had a program in Provenge that was very appealing in the late phase-three studies. We also have a very, very strong clinical development team that’s headed up by Israel Rios, who has more than 25 years of clinical development experience.

Bringing Corvas’ serine protease oncology programs into our research facility and also eventually piping it in to our clinical development capacity brings a lot of value to both companies. In addition, we gleaned a new product opportunity in NAPc2 in an area that we haven’t been focused on previously, that being cardiovascular disease. The company has always had a vision of developing novel products in large unmet markets. The NAPc2 product is consistent with that vision.

M. Monane	Great. Thanks very much for the clarification and congratulations to all the team members for building a stronger company.

M. Gold	Thanks, Mark.

Coordinator	Thank you. The next question comes from Matt Kaplan. Your line is open.

M. Kaplan

Good morning. Congratulations, Chris and Marty, on the combination. Just a follow-up question to Mark’s, just trying to dig a little deeper with respect to valuation, how much cash does Corvas have right now on their balance sheet?

R. Woods	As of the third quarter, our most recent published financial results, we had about $95 million, as of the end of the third quarter.

M. Kaplan	Your burn for the quarter was approximately $8 million to $9 million for the quarter?

R. Woods	Yes, we gave guidance that our burn for 2002 would be roughly in the low 20’s.

M. Kaplan	That probably puts you ending the year with probably about the high 80’s in cash.

R. Woods	Our financial results will be released shortly and we’ll be able to talk about them more at that point, Matt. You’re in the ballpark.

M. Kaplan

I’m just trying to figure out what decides cash for Dendreon, as value in the company. It seems to me that Dendreon is using this as a financing vehicle and there’s no technology value being paid for the company.

M. Gold

Let me address that, Matt. This is Mitch Gold. We certainly are applying a technology value to Corvas, and I think it’s very evident that there’s real technology there. I think in today’s market there are a number of companies—and Corvas isn’t the only one—that have had share prices that don’t reflect the inherent scientific value and product value that’s locked up within these organizations. We believe that now is the time to really go out and bring together organizations that maybe have assets that aren’t being reflected appropriately in their share price. I think that’s clear with Corvas.

When you look at the cash balance—and I think that’s what you’re getting to on Corvas’ side—while they had $95 million in cash on their Q3 financials, we anticipate that the deal is going to close in the second quarter of 2003. So when we looked at a premium that was being applied to cash, which we do feel was applied here, we did so based on what we estimated cash to be at the time of closing, and that included backing out any contingent liabilities as well as ongoing burn. That included the convertible note and debt that Corvas had.

So I do believe that there is technology value that is being applied here, and I believe rightly so, because I do believe there’s a tremendous amount of opportunity in the serine protease programs and we’re very excited about it.

R. Woods

Matt, I’d just like to add that we are in a very strong cash position. As you might expect, we had a variety of opportunities that were in front of us to evaluate. One of the things that attracted us to Dendreon was that this was very much a strategic combination of companies where I feel as though Corvas is taking their expertise and it’s being appreciated and valued by Dendreon.

I think by combining the two companies together, you do create a company with late-stage products, an excellent pipeline where both companies coming together provide a lot of synergy, and you have the strong balance sheet to make sure that you can actually execute on those programs.

So this is an opportunity that I was very passionate about, as you looked at the combined companies and what they had to offer. To me it was a very strategic transaction.

M. Kaplan

Sure, I see that. I see the combined transaction as stronger than the two parts. I’m just trying to figure out, from the point of view of Corvas shareholders. Obviously they’re going to end up owning 30% of the combined entity, but from the valuation perspective I’m just trying to get my arms around that.

Maybe you can follow up on that, but a second question in terms of the combined burn rate of the company going forward.

M. Gold	Right now, based on pro forma financials that we’ve put together, we’re estimating the combined burn will be somewhere around the order of $37 million.

M. Kaplan	Great. Thanks, guys.

Coordinator	Thank you. The next question comes from Ren Benjamin. Sir, your line is open.

R. Benjamin	Good morning and congratulations on the merger.

M. Gold	Good morning, Ren.

R. Benjamin

Good morning. A quick question for you. The phase-three results were very good, and I think one of the things people fail to understand is that not only is this validating Provenge, but it validates the dendritic cell platform for generating cancer vaccines. Can you outline the different approaches people are taking to cancer vaccines?

And since the phase-three did have such robust results, can you talk a little bit about other products or indications that you will be addressing in the near future, due to the additional financial resources that you have?

M. Gold

Sure. Let me do the indication program first and I think we can move forward from there. As you know, there are two key components to our therapeutic cancer vaccines. One is that we select well-validated and well-characterized targets, and two, and I think most importantly, is that we manufacture these targets in the form of recombinant proteins.

We then package these in our proprietary antigen delivery cassette. By doing so, we’re able to achieve about 1,000-fold more immunogenicity with the recombinant proteins packaged in our antigen delivery cassette than you could with naked antigen alone.

This is in contrast to other technologies that either derive antigens from whole tumor tissues or from tumor cell lines, and those products have a number of difficulties associated with them. Some are characterization issues; some are sterility issues; and some are just scale issues for commercialization. So I believe the positive results that we’ve seen thus far with our therapeutic cancer vaccines are based on the fact that we’re using very reproducible and very robust science behind the technology.

That same technology, as you know, is applied to all of our therapeutic cancer vaccines. So in addition to Provenge we have APC8024, which is a recombinant version of Her2-neu that’s directed against patients with breast, colon, and ovarian cancers. The market for the APC8024 program exceeds $3 billion. If you just look at the markets for therapeutic and for patients with prostate cancer, currently that’s in excess of $2.7 billion globally. So we’re going after extremely large markets with our therapeutic cancer vaccines.

R. Benjamin	Terrific. Thank you very much.

Coordinator	Thank you. The next question comes from Yaron Werber.

Y. Werber	Hi. Congratulations, guys.

M. Gold	Good morning, Yaron.

Y. Werber

Good morning. I have a few questions here. One is on NAPc2. You mentioned that it’s currently in phase two by the TIMI Group in moderate to high-risk patients here, but those findings, studies are ongoing. Could you give us a little bit of detail on how the protocol is set up? I think there was a mention in the press release that it is going to be tested in combination with standard care. Is that including GP IIb/IIIa’s? Also, where does Angiomax potentially fit in here?

R. Woods

Actually, NAPc2 is in a phase-two clinical trial right now for acute coronary syndromes and this trial is really divided into three parts. Basically, what we’re looking at here is that with NAPc2 we would anticipate that this would be added to the current standard of care.

I think Mitchell may have mentioned in his address that the current standard of care for acute coronary syndromes is really Heparin, aspirin, and now more recently the anti-platelet agent, Clopidogrel, has been added. So we are anticipating that NAPc2 would be added to that current standard of care.

The reason for that is if you look at high levels of thrombin that are generated in this process, those correlate very directly with poor outcomes and unstable angina. So the goal here is to really suppress the generation of thrombin.

With the heparins or low-moleculoid heparins, they work at the later stages of the coagulation cascade, so their job is to really inhibit the millions of molecules of thrombin that have already been generated. I think what is very novel, and the reasons that we believe that NAPc2 will be very safe and effective in this indication, is the fact that NAPc2 is the only anticoagulant that works at the earliest stages of the coagulation cascade.

So what NAPc2 does is it actually suppresses the generation of thrombin, such that with the addition of low molecular-weight heparin or heparin inhibiting the molecules of thrombin, you really come at this from a one-two punch. So by adding NAPc2 to the current standard of care, we think we should have a successful outcome in this particular indication.

Y. Werber	When you use it early on in acute coronary syndrome, when the patient presents at the ER, how is that potentially going to impact the patient going into PCI if needed?

R. Woods

Actually there was a study done, a phase-two A study done in patients undergoing elective PCTA. The reason for this is that you may be aware that about 40% of the unstable angina patients do go on to receive some type of intervention. So we actually conducted a study, a phase-two A study, to show that NAPc2 is safe for that patient population who may go on to receive some type of intervention.

M. Gold

Let me add to that a little bit, Yaron. In addition, I think what’s interesting about the NAPc2 program and what you want to have with these anticoagulants is some type of reversing agent. NAPc2 acts at the level of factor 7A and we have the ability to reverse that via Nova 7. It is a reversible anticoagulant.

I’d also like to add two important facts. What was very interesting to us about the NAPc2 program was that Corvas had already prepaid the TIMI Group for part one of the phase-two studies. So the incremental cost for the part-one phase-two studies to the combined organization is really very minimal. I think the data that we learned in that part of phase two will be sufficient for us to then go out and pursue a potential partner, so we’ll be looking for partnering opportunities for NAPc2 as time progresses.

Y. Werber	Could you perhaps give us a sense of how many patients you’re planning to enroll?

R. Woods	Part one of the phase-two study, which is the dosing study, plans to enroll 125 patients.

Y. Werber	Where are you in that process?

M. Gold	Randy, I believe there are about 12 patients enrolled already.

R. Woods	Yes, there’s actually a little bit more than that. It’s probably more in the range of 15 to 20. The second part will be closer to around 400 patients.

The final, or third, stage of this particular program would enroll about 1,000 patients for a total of about 1,500 or 1,600 patients.

M. Gold	Let me just emphasize, Yaron, as well, that part-one study we anticipate will be done this year.

Y. Werber	So you’ll go into part two next year?

M. Gold	Yes, part two, potentially next year. We’ll look at the data from part one of the phase-two studies, determine an appropriate development plan, and consider appropriate partnering opportunities.

Y. Werber	So the primary endpoint, to you, essentially in the part one is safety and dose finding. In the part two what would you be looking for?

R. Woods

Basically in part one you’re right; it’s safety and dose escalation. In part two, basically what we would do is select a couple of doses from the first part to take forward, before moving into the much larger part-three phase.

Y. Werber	In general, your timelines here for all three parts?

R. Woods

I think, as Mitchell mentioned, we actually may have some data from the first part maybe late summer and moving into the second part late summer, early fall. We may actually have part two finished up sometime in the first half of next year and then moving into the part three or phase three portion of the program, hopefully to finish up by the end of next year or the first part of the following year.

Y. Werber

Mitch, I wanted to move to the 9902 study. Could you just give us a sense here? After your discussion with the agency, which, from what I understand, was positive and you’re going to enroll now in the pivotal study, how many more patients are you planning to enroll? Give us some timelines here.

M. Gold	We anticipate that we’ll enroll an additional 250 patients into the 9902 study and that we’ll complete enrollment in late 2003, early 2004.

Y. Werber	So we’re potentially going to have data by the end of 2004?

M. Gold	I think the data—if you look at the 9901 data—is kind of a benchmark for that. It takes about six to nine months for the data to bake, so I think that’s correct.

Y. Werber	Are we going to be seeing further data for the follow-up data from the 9901 study?

M. Gold	I don’t think you’ll be seeing much more additional clinical data, although we will be getting additional immune monitoring data on these patients.

Y. Werber	Just remind me again; the 9902 is essentially going to be the same population as the 9901?

M. Gold	As I’m sure you’re aware, it’s the same population, except it’s not enrolling any men with a Gleason score of eight and higher.

Y. Werber	Right, but it’s essentially late-stage hormone-dependent?

M. Gold	Asymptomatic androgen-independent prostate cancer.

Y. Werber	Great, guys. Thanks very much.

Coordinator	Thank you. The next question comes from Mark Ort. Your line is open.

M. Ort

Hi. Sorry if any of these matters were covered already, but could you talk about how the companies came together? Can you also tell me if there are any mechanisms for a walk-away based on performance of either company, be it the price of the shares and/or financial performance, cash balance, etc.?

M. Gold

Yes, let me take both of those. First of all, I think what initially attracted me to Corvas, and when I first met with Randy, was the synergies in our oncology programs. If you listened to the call script today, you heard me address, substantially, the synergies in our oncology programs, particularly our late-stage oncology programs combined with Corvas’ very diverse and very deep serine protease programs, which include serine protease pro-drugs, monoclonal antibodies, and small-molecule inhibitors. There are very clear synergies there and I think Randy and I felt very compelled, early on, that this made a lot of sense.

From a walk-away perspective, as we said today in the release today, the Board of Directors voted unanimously in favor of this deal. I think it’s a deal that makes a lot of sense for both companies’ shareholders, something that we don’t anticipate is going to have difficulties in getting approval. There are traditional walk-away provisions in this agreement.

M. Ort	Are any of them sort of quantified by a benchmark, be it a price of either one of the companies’ shares or a performance number or a balance sheet item?

M. Gold	No.

M. Ort

Then to go back to the first question for a moment, I just wanted to know how the two companies came together? I understand that you see the synergies, but did you approach them? Did they approach you? Was there a process whereby Corvas was looking for an acquirer?

M. Gold

What you’re getting into I think is how the dance got started. I think really here we are always keeping our eyes peeled for a very interesting and exciting products and companies that are undervalued. When I first called Randy we got together and discussed the serine protease program. We went out for lunch and we realized at that point that it really made a lot of sense to really look at this further.

Then over time, as we peeled the onion back further and further, we became even more convinced that putting these two companies together was going to create a very strong and very top-notch biotechnology company in the long term. We both came from a strong financial position. There are incredible synergies culturally, on a scientific level, and I do believe that at the end of the day we’ll be building something that’s quite substantial.

M. Ort	Thank you.

Coordinator	Thank you. At this time I’d like to turn the call back over to Dr. Mitchell Gold. Thank you, sir.

M. Gold

I’d like to thank everyone for joining us on this call. We’re obviously very enthusiastic about what’s in store for us in the future. I look forward to working with all of you in the coming months. Thanks very much.